Exhibit 99.1

AGM Group Announces Order for 10,000 Cryptocurrency Mining Machines from Code Chain New Continent

Beijing China, November 3, 2021 /PRNewswire/ -- AGM Group Holdings Inc (“AGMH” or ‘the Company) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, announced today that it has won a purchase order (the “Order”) from Code Chain New Continent Limited ("Code Chain" or “CCNC”) (NASDAQ: CCNC), a vertically integrated cryptocurrency miner, for cryptocurrency mining machines.

Pursuant to the Order agreement, AGMH is expected to deliver 10,000 units of 100 TH/S KOI mining machines worth US$65 million in the second half of 2022. This agreement also provides Code Chain with an option to purchase 10,000 additional mining machines.

Mr. Chenjun Li, Co-Chief Executive Officer of AGMH, commented: “We are very pleased with this collaboration with Code Chain, and we believe it is a fantastic step forward for both parties. This Order signifies that the quality of our mining equipment is recognized in the industry. This will further strengthen our ability to serve a broad and growing client base. Looking ahead, we will continue to enhance our expertise, technology, and talent to explore business opportunities while helping our clients to innovate and thrive in the evolving cryptocurrency market.”

Mr. Tingjun Yang, Chief Executive Officer of Code Chain, said, " Our team is excited to partner with AGMH. The collaboration will provide us with a long-term and stable supply of mining equipment, marking a major milestone in our continued mining expansions.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

About Code Chain New Continent Limited

Code Chain New Continent Limited engages in the research, design, and development of electronic tokens that combine the five-W elements (when, where, who, why, what), geographic location via the Beidou satellite system, and identity information using Code Chain technology. The electronic tokens are unique, tradable, and inheritable digital assets and cannot be tampered with. The electronic tokens are based on and stored in the Code Chain system and can be used to monitor and document all kinds of consumer behaviors that involve code-scanning. The Company has recently diversified its business into Bitcoin mining and is committed to becoming a vertically integrated cryptocurrency miner.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

The Blueshirt Group
Ms. Feifei Shen
Phone: +86 13466566136
Email: feifei@blueshirtgroup.com

The Blueshirt Group
Ms. Suwen Feng
Phone: +86 139-1711-0134
Email: suwen@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com